

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2015

A. Mark Zeffiro
Chief Executive Officer
Horizon Global Corporation
39400 Woodward Avenue, Suite 100
Bloomfield Hills, MI 48304

      Re: Horizon Global Corporation
           Amendment No. 2 to Registration Statement on Form S-1
           Filed June 11, 2015
           File No. 333-203138

Dear Mr. Zeffiro:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2015 letter.

Exhibits

1. We note the asterisks accompanying exhibit 2.1, indicating that certain exhibits and schedules have been omitted from this exhibit. Please tell us why you consider this to be a plan filed under Item 601(b)(2) of Regulation S-K. If filed under Item 601(b)(2) of Regulation S-K, the filed agreement should also include a list briefly identifying the contents of all omitted exhibits or schedules. Refer to Item 601(b)(2) of Regulation S-K.

Exhibit 8.1

2. Please refer to paragraph 6 and the statements numbered 1-8, which follows, "it is our opinion...." We note each of those statements indicate those "should" or "should be" the

A. Mark Zeffiro
Horizon Global Corporation
June 16, 2015
Page 2

tax consequences. Please explain why PricewaterhouseCoopers LLP cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Please also include a discussion of this in the prospectus. Refer to Section III.C. 4. of Staff Legal Bulletin No. 19, available on our website at www.sec.gov.

You may contact Kristen Shifflett at (202) 551-3381 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/Susan Block

Susan Block
Attorney-Advisor

cc: James P. Dougherty, Esq.